ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
July 20, 2009
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Alleghany Corporation Form 10-K for the Year Ended December 31, 2008 Filed on February 27, 2009 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
          The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), by letter dated July 6, 2009, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and review of our response letter dated May 19, 2009 (the “May Response Letter”) to the Staff’s comment letter dated April 29, 2009. For ease of reference (i) the Staff’s July 6, 2009 comments are included in bold followed by our responses and (ii) our May 19, 2009 responses referred to by the Staff in its July 6, 2009 comment letter are set forth in Appendix B hereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the above-referenced documents. All references in the following information to page numbers in the 2008 Form 10-K are to pages in the EDGAR versions of such document.
          In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 20, 2009

Business Overview
RSUI, page 14
1.	We note your response to our prior comment 1. Please supplementally provide the following information relating to your agreements with Swett & Crawford Group and CRC Insurance Services:
a.	The advantages you receive from having formal agreements with Swett and CRC that you would lose if the agreements were terminated. The advantages that Swett and CRC would lose.

b.	If the agreements are not necessary in order to do business through Swett and CRC, please explain why you have entered into the agreements.

c.	The reason you believe Swett and CRC would direct customers to your products without formal agreements in place.

d.	The reason you believe the customers who have purchased your products through Swett and CRC would seek out your services without their participation if the brokers declined to direct customers to the company’s products absent a formal agreement.
          RESPONSE: Although formal agreements are not necessary in order for RSUI Group, Inc. (“RSUI”) to do business through Swett & Crawford Group (“Swett”) and CRC Insurance Services (“CRC”), and the agreements do not cover topics that are fundamental to the sale of insurance products, the agreements do provide advantages to RSUI, Swett and CRC with respect to covering certain definitional, procedural and administrative matters pertaining to RSUI’s business relationship with Swett and CRC. From a definitional perspective, the main advantage for RSUI is that these agreements confirm that Swett and CRC are not the agents of, and have no authority to bind coverage on behalf of, RSUI, a fact that is important to RSUI from a liability perspective. With respect to administrative matters, the advantage of formal agreements for RSUI, Swett and CRC is that the agreements provide a procedural framework for RSUI’s business relationship with Swett and CRC. In this regard, the agreements include provisions regarding how the wholesale broker will collect premiums and pay RSUI, how insurance premiums will be held in a fiduciary capacity by the wholesale broker until payment, and how the wholesale broker will report claims to RSUI. The agreements also confirm the responsibilities of the wholesale broker to, among other things, maintain proper licenses and report and remit surplus lines taxes where required.

Securities and Exchange Commission
July 20, 2009

          Alleghany believes Swett and CRC would continue to direct customers to RSUI’s products without formal agreements in place due to RSUI’s rates, underwriter expertise, financial strength, capacity and general reputation and the benefits these provide to such customers. Further, for these same reasons, Alleghany respectfully submits that it believes customers would continue to seek out RSUI’s products without formal agreements in place between RSUI and Swett and CRC.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 38
2.	With respect to your response to part (f) of our prior comment number three, please provide for us the proposed disclosure explaining the criteria you used to determine whether the market for a financial instrument is active or inactive.
          RESPONSE: In connection with its adoption in the 2009 second quarter of FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” Alleghany has revised its proposed disclosure, supplied supplementally in Appendix A in the May Response Letter, to include a discussion of the criteria used to determine whether the market for a financial instrument is active or inactive. Please see pages A-1 and A-2 of Appendix A hereto. Alleghany will include comparable disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with Alleghany’s Report on Form 10-Q for the quarter ended June 30, 2009 (the “2009 Q2 Form 10-Q”).
3.	Please refer to your response to our prior comment number four. As previously requested, please revise your disclosure to explain the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
          RESPONSE: Alleghany has revised its proposed disclosure, supplied supplementally in Appendix A in the May Response Letter, to include a discussion of its pricing and classification validation procedures. Please see page A-3 of Appendix A hereto. Alleghany will include comparable disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with the 2009 Q2 Form 10-Q.

Securities and Exchange Commission
July 20, 2009

6. Liability for Loss and Loss Adjustment Expenses, page 84
4.	The explanation provided in your response to our prior comment number seven does not sufficiently address the disclosure clarifications requested. Please revise your disclosure as follows:
a.	As the amount relating to other reserve adjustments appears to be a significant piece of the change in prior year reserves, please confirm that you will include the explanation provided in your response in your disclosure.

b.	With respect to RSUI and CATA, please revise your disclosure to quantify the loss emergence patterns for the current period and the earlier periods referred to in your response.

c.	With respect to EDC, please revise your disclosure to separately quantify the impact of the significant acceleration in claims emergence and the increases in industry-wide severity for the periods presented.
          RESPONSE: Alleghany confirms that, when commenting on 2008 prior year reserve adjustments in the Notes to the Consolidated Financial Statements included in Alleghany’s Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), it will include disclosure substantially similar to the explanation provided in Alleghany’s response to Question 7 contained in the May Response Letter.
          With respect to quantifying RSUI and CATA loss emergence patterns, Alleghany uses many actuarial techniques and assumptions to develop and analyze loss development patterns, which vary by subsidiary, line of business, class of business and accident year. However, loss development patterns for newer accident years, particularly for the current year, are, from an actuarial perspective, generally not statistically meaningful or determinative for casualty lines of business. In light of such complexities, Alleghany will disclose actual versus assumed loss emergence patterns, expressed as a change in applicable loss ratio in the aggregate for older casualty accident years, as well as any other material factors with respect to development of reserves. For example, when commenting on 2008 prior year reserve adjustments in the Notes to the Consolidated Financial Statements contained in the 2009 Form 10-K, Alleghany will include disclosure substantially similar to the following regarding the reserve adjustments for RSUI and CATA:
“RSUI’s net prior year reserves were reduced by $43.7 million in 2008. This adjustment was primarily for the professional liability and D&O liability lines of business, and reflected favorable actual loss emergence, compared with loss emergence patterns assumed in

Securities and Exchange Commission
July 20, 2009

earlier periods for such lines of business. Specifically, cumulative losses for such lines of business, which include both loss payments and case reserves, in prior accident years were initially assumed to be higher through December 31, 2008, compared with actual cumulative losses through that date. This amount of lower cumulative losses, expressed as a percentage of carried loss and loss adjustment expense reserves at the beginning of the year for such lines of business, was 5.6 percent.”
“For CATA, net prior year reserves were reduced by $11.8 million in 2008. The release primarily reflected favorable actual loss emergence principally in its casualty and commercial surety lines of business, compared with loss emergence patterns assumed in earlier periods for such lines of business. Specifically, cumulative losses for such lines of business, which include both loss payments and case reserves, in prior accident years were initially assumed to be higher through December 31, 2008, compared with actual cumulative losses through that date. This amount of lower cumulative losses, expressed as a percentage of carried loss and loss adjustment expense reserves at the beginning of the year for such lines of business, was 6.9 percent.”
          With respect to EDC, Alleghany will similarly disclose actual versus assumed loss emergence patterns, expressed as a change in applicable loss ratio in the aggregate for older casualty accident years, as well as any other material factors with respect to development of reserves. For example, when commenting on 2008 prior year reserve adjustments in the Notes to the Consolidated Financial Statements contained in the 2009 Form 10-K, Alleghany will include disclosure substantially similar to the following regarding the reserve adjustments for EDC:
“In 2008, EDIC increased its workers’ compensation reserves in an aggregate amount of $25.4 million, consisting of $14.9 million related to prior accident years and $10.5 million related to the 2008 accident year. The increases for both the prior accident years and the current accident year primarily reflected a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity. Specifically, cumulative losses, which include only loss payments, in prior accident years were initially assumed to be lower through December 31, 2008, compared with actual cumulative losses through that date. This amount of higher cumulative losses, expressed as a percentage of carried loss

Securities and Exchange Commission
July 20, 2009

and loss adjustment expense reserves at the beginning of the year for such lines of business, was 4.5 percent.”
          Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President

APPENDIX A
Marked to Show Substantive Changes from the May Response Letter
          The estimated carrying values and fair values of our consolidated financial instruments as of March 31, 2009 and December 31, 2008 are as follows (in millions):

	March 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Assets
Investments (excluding equity-method investments)*	$3,844.0	$3,844.0	$4,057.7	$4,057.7

*	For purposes of this table, investments include available-for-sale securities as well as investments in partnerships carried at fair value that are included in other invested assets. Investments exclude our investments in Homesite, ORX and partnerships that are accounted for under the equity method, which are included in other invested assets. The fair value of short-term investments approximates amortized cost. The fair value of all other categories of investments is discussed below.
In September 2006, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”), was issued. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have adopted the provisions of SFAS 157 as of January 1, 2008, and the implementation did not have a material impact on our results of operations and financial condition. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, SFAS 157 establishes a three-tiered hierarchy for inputs used in management’s determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are market participant assumptions developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. In assessing the appropriateness of using observable inputs in making its fair value determinations, we consider whether the market for a particular security is “active” or not based on all relevant facts and circumstances. For example, we may consider a market to be inactive if there are relatively few transactions, or if there is a significant decrease in market volume. Furthermore, we consider whether observable transactions are “orderly” or not. We do not consider a transaction to be orderly if there is evidence of a forced liquidation or other distressed condition, and as such, little or no weight is given to that transaction as an indicator of fair value.
The hierarchy is broken down into three levels based on the reliability of inputs, as follows:
•	“Level 1” — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets does not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our assets utilizing Level 1 inputs generally include common stocks and U.S. Government debt securities, where our valuations are based on quoted market prices.

•	“Level 2” — Valuations are based on quoted market prices where such markets are not deemed to be sufficiently “active.” In such circumstances, additional valuation metrics will be used which involve direct or indirect observable market inputs. Our assets utilizing Level 2 inputs generally include debt securities other than debt issued by the U.S. Government and preferred stocks. Substantially all of the determinations of value in this category are based on a single quote from third-party dealers and pricing services. As we generally do not make any adjustments thereto, such quote typically constitutes the sole input in our determination of the fair value of these types of debt securities. In developing a quote, such third parties will use the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include the level of interest rates applicable to comparable securities in the market place and current credit rating(s) of the security. Such quotes are generally non-binding.

•	“Level 3” — Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Valuation under Level 3 generally involves a significant degree of judgment on our part. Our assets utilizing Level 3 inputs are primarily limited to partnership investments. Quotes from the third-party general partner of the entity in which such investment was held, which are often based on unobservable market inputs, constitute the primary input in our determination of the fair value.

We evaluate the reasonableness of our fair value determinations primarily by comparing such fair value determinations with fair values as reported by a third-party financial institution. Furthermore, we review the reasonableness of our classification of securities within the three-tiered hierarchy to ensure that the classification is consistent with SFAS 157.
The estimated carrying values of our financial instruments as of March 31, 2009 and December 31, 2008 allocated among the three levels set forth above are as follows (in millions):

	Level 1	Level 2	Level 3	Total

As of March 31, 2009

Assets
Equity securities	$580.5	$26.0	$—	$606.5
Debt securities	262.4	2,692.7	0.4	2,955.5
Short-term investments	84.2	168.6	—	252.8
Other invested assets*	—	—	29.2	29.2

Investments (excluding equity-method investments)	$927.1	$2,887.3	$29.6	$3,844.0

As of December 31, 2008

Assets
Equity securities	$619.9	$9.6	$—	$629.5
Debt securities	266.3	2,493.0	0.7	2,760.0
Short-term investments	175.9	460.3	—	636.2
Other invested assets*	—	—	32.0	32.0

Investments (excluding equity-method investments)	$1,062.1	$2,962.9	$32.7	$4,057.7

*	The carrying value of partnership investments of $29.2 million as of March 31, 2009 decreased by $2.8 million from the December 31, 2008 carrying value of $32.0 million, due to a decrease of $2.8 million in estimated fair value during the period.

APPENDIX B
Business Overview
RSUI, page 14
1.	You state on page 14 that “RSUI’s top two producing wholesale brokers, Swett & Crawford Group and CRC Insurance Services, accounted for, in the aggregate, approximately 30 percent of AIHL’s gross premiums written in 2008.” Please disclose the material terms of the producer agreements and any other agreements or arrangements the company has with each of these two parties, and file copies of each as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.
     RESPONSE: Alleghany respectfully submits that RSUI’s agreements with wholesale brokers Swett & Crawford Group (“Swett”) and CRC Insurance Services (“CRC”) are not agreements whose terms are required to be disclosed in the 2008 Form 10-K or agreements which are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10), agreements not made in the ordinary course of business which are material to a reporting company are required to be filed as exhibits to the applicable periodic report. Item 601(B)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a reporting company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one “upon which a [company’s] business is substantially dependent.” Examples of contracts of this nature set out in Item 601(b)(10)(ii)(B) include contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials. For the following reasons, Alleghany believes that RSUI’s agreements with Swett and CRC are not agreements upon which Alleghany is substantially dependent.
     First, RSUI’s agreements with Swett and CRC are of a kind ordinarily made in the course of business conducted by RSUI. They contain simple, customary course of conduct terms between the parties and are limited in scope. The agreements include provisions regarding how the wholesale broker will collect premiums and pay RSUI, how insurance premiums will be held in a fiduciary capacity by the wholesale broker until payment, and how the wholesale broker will report claims to RSUI. The agreements also state the responsibilities of the wholesale broker to, among other things, maintain proper licenses and report and remit surplus lines taxes where required. The agreements further state that the wholesale broker is not the agent of, and has no authority to bind coverage on behalf of, RSUI.

     The agreements do not cover topics that are fundamental to the sale of insurance products, such as: (i) RSUI’s ability to write a specified amount of insurance business brokered by Swett or CRC each year; (ii) the requirement that Swett or CRC produce a specified amount of insurance business for RSUI each year; or (iii) any obligation of Swett or CRC to give RSUI any preferential treatment over other insurers in the open market. Finally, the agreements do not cover the commission rates to be paid to Swett and CRC, as commission rates are determined by line of business apart from the agreements, and are generally the same for all wholesale brokers used by RSUI.
     The reason the topics mentioned above do not exist in these agreements is because the sale of insurance products is an open market, competitive process “brokered” by, among others, wholesale brokers like Swett and CRC. The wholesale broker does not represent RSUI (the insurer), and RSUI procures business by successfully competing against other insurance companies in the open market on the basis of many factors, including premium rates, financial strength, policy terms and conditions, and general reputation. With the advice of the broker acting as agent for the insured, the insured (not the broker) ultimately determines those insurance companies from which it will buy insurance. For legal reasons, brokers like Swett and CRC must try to obtain the best insurance protection and pricing for their client, which means requesting insurance quotes in the open market from as many insurers as practicable. The terms of the agreements RSUI has with Swett and CRC do not influence any of the competitive factors discussed above and do not materially assist RSUI in procuring business from these wholesale brokers. Thus, the insurance market is not driven by wholesale broker agreements but rather by competition in an open market.
     Finally, although Alleghany recognizes that a significant percentage of AIHL’s gross premiums written in 2008 was produced by Swett and CRC, this result is likely due to the fact that Swett and CRC are two of the largest wholesale brokers in the United States. With or without these agreements, the percentage of business RSUI writes with Swett and CRC would likely remain significantly unchanged. Alleghany does not believe that the termination of RSUI’s agreements with Swett and CRC would adversely affect Alleghany’s business or results of operations.
     In summary, these agreements do not materially assist RSUI in obtaining business from Swett and CRC, and Alleghany is not substantially dependent on these agreements. These agreements differ significantly from the types of agreements set forth in Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, Alleghany respectfully submits that RSUI’s agreements with Swett and CRC do not constitute agreements requiring disclosure under the heading “Business” in the 2008 Form 10-K or filing pursuant to Item 601(b)(10).

3.	Please revise your disclosure to discuss the following:
f.	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).
          RESPONSE: Alleghany will provide such disclosure, commencing with the 2009 Q2 Form 10-Q, in connection with its adoption in the 2009 second quarter of FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”
4.	Based on your disclosure on page 98, it appears you utilize third-party dealers to assist you in determining fair values. Please revise your disclosure in Management’s Discussion and Analysis explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please ensure your disclosure addresses the following:
a.	The nature and amount of assets you valued using third-party dealers quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from third-party dealer services;

d.	Whether the third-party dealer quotes are binding or non-binding; and

e.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
     RESPONSE: Alleghany will include disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with the 2009 Q2 Form 10-Q, substantially similar to that set forth in Appendix A hereto, updated to reflect 2009 second quarter results.
7.	You state that RSUI had a reduction in prior year reserves of $43.7 million, CATA had a reduction of $11.8 million and EDC had an increase in prior year reserves of $25.8 million. Please clarify what the remaining reduction in prior year reserves related to that resulted in a net decrease of $42.8 million in prior year reserves. In addition, please provide more detail as to the reasons for the changes to the prior year reserves as the favorable/unfavorable loss emergence compared to loss emergence patterns assumed in earlier periods is not very informative.
     RESPONSE:
     Alleghany respectfully submits that its disclosure in Note 6 to the Consolidated Financial Statements in the 2008 Form 10-K provides investors with appropriate disclosure (including the applicable AIHL operating unit, line or class of business and the specific event, when applicable) of all the material prior year reserve adjustments made by RSUI, CATA and EDC in the periods covered by the table contained in such Note. In this regard, with respect to prior year reserve adjustments made during 2008, Note 6 discloses:
•	a $43.7 million reduction in net prior year reserves by RSUI primarily for the professional liability and D&O liability lines of business, reflecting favorable loss emergence patterns compared with loss emergence patterns assumed in earlier periods for such lines of business;

•	a $11.2 million reduction in net prior year reserves by CATA primarily reflecting favorable loss emergence principally in its casualty and commercial surety lines of business, compared with loss emergence patterns assumed in earlier periods; and

•	a $25.4 million increase in net prior year reserves by EDC primarily reflecting a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity.
          The $12.7 million of other reserve adjustments in 2008, which when combined with the $30.1 million of reserve adjustments noted above resulted in the $42.8 million net decrease in prior year reserves, consisted of:
•	a $6.2 million release by RSUI of property reserves not related to catastrophe losses;

•	a $1.7 million release by RSUI of its unallocated loss adjustment expense reserves;

•	a net $3.0 million release by RSUI of reserves for insignificant miscellaneous items; and

•	a net $1.8 million release by EDC of reserves for insignificant miscellaneous items.
Alleghany respectfully submits that disclosure of the components of the other $12.7 million of reserve adjustments is not material, and thus would not be meaningful disclosure to investors.
     With respect to your request for more detail as to the reasons for the changes to the prior year reserves, as disclosed in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis in the 2008 Form 10-K, Alleghany’s insurance operating units periodically analyze liabilities for unpaid losses and loss adjustment expenses established in prior years and adjust their expected ultimate cost, where necessary, to reflect positive or negative development in loss experience and new information. In this regard, Alleghany respectfully submits that its Note 6 disclosure regarding favorable/unfavorable loss emergence compared with loss emergence patterns assumed in earlier periods is appropriate and consistent with the practice of Alleghany’s insurance operating units as described in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis in the 2008 Form 10-K.